EXHIBIT 1
                                                                       ---------


                                  ANNOUNCEMENT

                               WPP GROUP PLC (WPP)
                               -------------------

WPP was informed on 20 September 2004 that Esther Dyson, a non-executive director of the Company, purchased 30,000 Ordinary Shares at (pound)5.28 per share on 17 September 2004. Ms Dyson's resultant holding is 35,000 ordinary shares.


END

                                                               20 September 2004


                                      -4-